[redacted]

10029589

*AD 3/5

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

SEC FILE NUMBER
8-51866

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Aqua Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Moorehouse — 212-294-7849
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

mar 3/6

Affirmation

I, Thomas A. Battaglia, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Aqua Securities, L.P. (the "Partnership") as of December 31, 2009 is true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

BATYA KAUFMAN
Notary Public, State of New York
No. 01KA6134114
Qualified in Queens County
Commission Expires September 26, 2013

AQUA SECURITIES, L.P.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
Aqua Securities, L.P.

We have audited the accompanying statement of financial condition of Aqua Securities, L.P. (the "Partnership") as of December 31, 2009. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aqua Securities, L.P. at December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2010

Aqua Securities, L.P.

Statement of Financial Condition

December 31, 2009
(In Thousands)

Assets		
Cash	$	3,864
Fixed assets and leasehold improvements, net		2,122
Intangible assets (net of accumulated amortization of $44)		72
Receivables from affiliates		17
Receivables from:		
Related broker dealers		520
Brokers and clearing organizations		2
Prepaid expenses		97
Total assets	$	6,694
Liabilities and partners' capital		
Payables to affiliates	$	3,170
Accounts payable and accrued liabilities		244
Payables to brokers and clearing organizations		1
Total liabilities		3,415
Subordinated borrowings		2,000
Partners' capital:		
Limited partners		1,324
General partner		(45)
Total partners' capital		1,279
Total liabilities and partners' capital	$	6,694

See notes to statement of financial condition.

Aqua Securities, L.P.

Notes to Statement of Financial Condition

December 31, 2009
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Aqua Securities, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The Partnership is 50.49% owned by Cantor Fitzgerald Securities ("Cantor Securities"), a limited partner which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor"); 48.51% owned by BGC Partners, Inc. ("BGC Partners"), a limited partner; and 1% owned by Aqua Securities Holdings, LLC ("Holding Company"), the general partner, which is owned 51% by Cantor and 49% by BGC Partners. All partners collectively have contributed financial, professional and technology assets to the Partnership. The Partnership principally engages in business as a provider of electronic access to new pools of block liquidity for institutions, brokers and hedge funds.

The Partnership operates an Alternative Trading System ("ATS") to provide anonymous access to pools of block and basket liquidity to institutional buyside and sellside firms. The ATS' participants consist of broker-dealers and qualified institutional buyers within the meaning of the Securities and Exchange Commission ("SEC") Rule 144(a) (1). Only equity securities are traded via the ATS.

The Partnership also operates the Direct Market Access ("DMA") system, which is currently operational at Cantor Fitzgerald & Co ("CF&CO"), a wholly owned subsidiary of Cantor. The DMA is a client-directed, front-end order management system that enables participants to monitor quotations and submit orders. The DMA system accommodates a range of direct access order types, including limit orders, pegged orders, and reserve discretion orders, and has smart-routing capabilities geared toward directing orders to the market center displaying the best prices.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

Use of Estimates – In presenting the statement of financial condition, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from the estimates included in this statement of financial condition.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Revenue Recognition – The Partnership derives its revenues primarily through commissions from brokerage services. Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

Fixed Assets and Leasehold Improvements – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Intangible Assets – Intangible assets consist of costs incurred in connection with the filing and registration of patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over a period not to exceed three years.

Income Taxes – Aqua Securities, L.P. is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax (UBT) in the City of New York.

The Partnership applied the Financial Accounting Standards Board ("FASB"), guidance on *Accounting for Uncertainty in Income Taxes* and is not required to provide for any uncertain tax positions and related interest and penalties based on management assessments as of December 31, 2009.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Receivables from and payables to brokers and clearing organizations – Receivables from and payables to brokers and clearing organizations primarily represent amounts due on undelivered securities.

Recently Adopted Accounting Pronouncements

The FASB guidance on *Determining the Useful Life of Intangible Assets* amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset's fair value. The guidance is effective for fiscal years beginning after December 15, 2008. For the period ended December 31, 2009, the guidance did not have a material effect on the Partnership's financial condition.

In May 2009, the FASB issued guidance on *Subsequent Events* which establishes general standards for the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This FASB guidance sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, 2) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in the financial statements and 3) the disclosures that an entity should make about events that occurred after the balance sheet date. This FASB guidance is effective for interim and annual financial periods ending after June 15, 2009. The adoption of this FASB guidance did not have a material effect on the Partnership's financial condition. See Note 10, Subsequent Event, for the required disclosures.

In June 2009, the FASB issued guidance on their *Accounting Standards Codification* ("Codification") and the Hierarchy of Generally Accepted Accounting Principles. This FASB guidance establishes their Accounting Standards Codification as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretative releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this FASB guidance did not have a material effect on the Partnership's financial condition.

(In Thousands)

2. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consisted of the following as of December 31, 2009:

	Amount
Computer and communication equipment	$ 118
Leasehold improvements and other fixed assets	9
Software, including software development costs	3,727
	3,854
Less accumulated depreciation and amortization	(1,732)
Fixed assets and leasehold improvements, net	$ 2,122

Under the FASB guidance on *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. At December 31, 2009 unamortized software development costs were $1,996.

3. Related Party Transactions

Under an Administrative Services Agreement, Cantor provides various administrative services to the Partnership, including accounting, tax, legal, human resources and facilities management. The Partnership is required to reimburse Cantor for the direct (compensation) and indirect costs (rent, maintenance, equipment and communications) of providing these services. The Administrative Services Agreement renews automatically for successive one-year terms unless cancelled upon six months' prior notice by either the Partnership or Cantor

(In Thousands)

3. Related Party Transactions (continued)

The services provided under the Administrative Services Agreement are related party services because the Partnership is owned by Cantor. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if the Partnership did not obtain such services from Cantor. Management believes that the allocations of such costs are reasonable.

CF&CO provides clearing and settlement services, under the DMA system contractual agreement (see Note 1 above), to the Partnership. The Partnership has a receivable of $520 from CF&CO, which is included in Receivables from related broker dealers on the statement of financial condition. In connection with these services, the Partnership receives income from CF&CO on a monthly basis and pays related expenses.

In 2009, an employee of the Partnership received a $25 restricted equity unit award from BGC Partners. The vesting period is three years, and begins on January 1, 2009.

4. Income Taxes

During the period January 1, 2009 to December 31, 2009, Aqua Securities, L.P. was taxed as a U.S. Partnership and subject to the Unincorporated Business Tax (UBT) in the City of New York. As of December 31, 2009 the Partnership has deferred tax assets, before valuation allowances, of approximately $566 related primarily to UBT Net Operating Loss Carryovers. A full valuation allowance has been established against the deferred UBT tax asset because there is significant uncertainty as to its ultimate realization.

(In Thousands)

5. Commitments, Contingencies and Guarantees

Legal Matters – Legal reserves are established in accordance with FASB guidance when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring change. As of December 31, 2009, no legal reserves have been recorded as the Partnership is not currently subject to any litigation.

Risks and Uncertainties – The Partnership generates revenues by providing securities brokerage to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

6. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c 3-1 under the Securities Exchange Act of 1934 (the "Rule"). The Partnership has elected the aggregate indebtedness method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5 or 6.33% of aggregate indebtedness. As of December 31, 2009, the Partnership had net capital of $971, which exceeded its minimum capital requirement by $697.

7. Employee Benefit Plans

Employees of the Partnership are eligible to participate in BGC Partners Inc. Deferral Plan for Employees of BGC Partners, Cantor Fitzgerald, L.P. and Their Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

(In Thousands)

8. Credit Risk

The Partnership's exposure to credit risk associated with nonperformance of its clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Partnership. The Partnership does not anticipate nonperformance by clients in these situations. The Partnership, through CF&CO, seeks to control the aforementioned risk by monitoring counterparty activity daily. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

9. Subordinated Borrowings

The Partnership has two subordinated borrowings. The first borrowing is with Cantor Securities in the sum of $1,020 and the second borrowing is with BGC Partners in the sum of $980. The current rate of interest on both borrowings is six month LIBOR plus 200 basis points. The scheduled maturity date on both borrowings is September 1, 2010. These borrowings are subordinated to the claims of general creditors, approved by FINRA and other regulators, and are included in the Partnership's calculation of net capital and NYSE Rule 326.

10. Subsequent Event

The Partnership has evaluated subsequent events through February 25, 2010, the date on which this statement of financial condition is being issued.

During February 2010, the Partnership received a capital contribution of $500.

STATEMENT OF FINANCIAL CONDITION

Aqua Securities, L.P.
December 31, 2009
With Report of Independent Registered Public Accounting Firm
(SEC ID. No. 8-51866)

Ernst & Young LLP

ERNST & YOUNG